October 13, 2011

Filed Under Rule 433

Registration No. 333-177279

THE J. M. SMUCKER COMPANY

Pricing Term Sheet

Issuer:	The J. M. Smucker Company
Guarantors:	J.M. Smucker LLC The Folgers Coffee Company
Security Description:	3.500% Notes due October 15, 2021
Size:	$750,000,000
Maturity:	October 15, 2021
Coupon:	3.500%
Price:	99.808% of face amount
Yield to Maturity:	3.523%
Spread to Benchmark Treasury:	1.350%
Benchmark Treasury:	2.125% due 08/15/2021
Benchmark Treasury Price and Yield:	99.18+ 2.173%
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2012
Redemption Provisions:
Make-Whole Call	At any time at a discount rate of Treasury plus 20 basis points
Trade Date:	October 13, 2011
Settlement:	October 18, 2011 (T+3)
CUSIP/ISIN:	832696AB4/US832696AB44
Ratings (Moody’s / S&P):*	A3 / BBB+
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BMO Capital Markets Corp. William Blair & Company, LLC Fifth Third Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. SunTrust Robinson Humphrey, Inc.

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.